UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
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FORM SD
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Specialized Disclosure Report
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BAXTER INTERNATIONAL INC.
(Exact name of the registrant as specified in its charter)

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Delaware	1-4448	36-0781620
(State of other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

One Baxter Parkway, Deerfield, Illinois	60015
(Address of principal executive offices)	(Zip Code)

Ellen K. Bradford	224.948.2000
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2023.

Item 1.01 Conflict Minerals Disclosure and Report

Consistent with Section 1502 of the Dodd-Frank Wall Street Reform and Consumer Protection Act, public companies are required to disclose their use of conflict minerals within manufactured products. The term “conflict minerals” refers to cassiterite, columbite-tantalite, gold, wolframite and their derivatives, which are currently limited to tin, tantalum, tungsten, and gold. Baxter International Inc. (the Company) identified tin, tantalum, tungsten and gold (collectively 3TG) that are necessary to the functionality or production of products that it manufactured or contracted to manufacture during the period from January 1, 2023 to December 31, 2023 (the Reporting Period). Therefore, the Company performed a good faith reasonable country of origin inquiry to determine whether any of the 3TG it utilized during the Reporting Period originated in the Democratic Republic of the Congo or an adjoining country (the Covered Countries) and were not from recycled or scrap sources. Based on the Company's reasonable country of origin inquiry, the Company determined that it may have some suppliers that sourced 3TG from the Covered Countries and proceeded to conduct due diligence on its supplier base. Accordingly, the Conflict Minerals Report for the year ended December 31, 2023 for the Company is included in this Form SD as Exhibit 1.01 under Item 2.01 and is also publicly available on the Company’s website at https://www.baxter.com/policies-positions/conflict-minerals-policy-position-statement.

The inclusion of the Company's website within this filing is not intended to incorporate by reference any materials into this Form SD.

Item 1.02 Exhibit

The Company’s Conflict Mineral Report is filed as Exhibit 1.01 hereto.

Item 2.01 Exhibits

Exhibit No.	Description

1.01	Conflict Minerals Report for the year ended December 31, 2023

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

    BAXTER INTERNATIONAL INC.

Date: May 31, 2024

By:	/s/ James Borzi
James Borzi
Executive Vice President, Chief Supply Chain Officer